Ensource Energy Income Fund LP
Letter to Brokers and Banking Institutions
for
Offer to Purchase for Cash Consideration of $31.00 per Depositary Unit (the “Cash Consideration”)
up to 2,950,001 of the outstanding Depositary Units of
EASTERN AMERICAN NATURAL GAS TRUST
or
Offer to Exchange
Each Outstanding Depositary Unit of
EASTERN AMERICAN NATURAL GAS TRUST
for One Whole Common Unit of
ENSOURCE ENERGY INCOME FUND LP
Representing Limited Partner Interests and
a Pro Rata Portion of
a Special Cash Distribution of
$5.9 million for Depositary Units (the “Exchange Consideration”) Accepted for Exchange
THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 25, 2006, UNLESS EXTENDED. UNITS TENDERED IN THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.
To Brokers and Banking Institutions who hold Depositary Units of Eastern American Natural Gas Trust:
      We are enclosing with this letter the materials listed below relating to our offer to exchange for depositary units of Eastern American Natural Gas Trust (“NGT”) validly tendered, and not withdrawn, by brokers and banking institutions who hold depositary units either (i) cash payment of $31.00 per depositary unit or (ii) common units, which have been registered under the Securities Act of 1933, and a pro rata share of a special cash distribution of approximately $5.9 million for depositary units of NGT. The offer is being made upon the terms and subject to the conditions set forth in our Prospectus, dated July 31, 2006, and the related Letter of Transmittal.
      Enclosed herewith are copies of the following documents:

1.	Prospectus dated July 31, 2006;

2.	Letter of Transmittal (together with accompanying Substitute Form W-9 Guidelines and FIRPTA Certificate);

3.	Notice of Direct Registration;

4.	Letter which may be sent to your clients for whose account you hold depositary units in your name or in the name of your nominee; and

5.	Letter which may be sent from your clients to you with such client’s instruction with regard to the offer.
      Please note that the offer will expire on the expiration date unless extended.
      The offer is conditioned on depositary units being tendered and not withdrawn and representing more than 50% of the trust units of NGT issued and outstanding. In compliance with the custodial deposit agreement governing the depositary units, a tender of depositary units may be made in only in denominations of 50 or an integral multiple thereof.
      Other than fees paid to broker/ dealers that we have engaged solely for the purposes of complying with state “blue sky” laws, we will not pay any fee or commission to any broker or dealer or to any other persons, other than Georgeson Shareholder Securities Corporation, the Dealer Manager, in connection with the solicitation of tenders of depositary units pursuant to the offer.

      Additional copies of the enclosed material may be obtained from the Information Agent.
      The contact information for the Information Agent, Exchange Agent and Dealer Manager are:

Exchange Agent: Computershare Trust Company, Inc. 350 Indiana Street, Suite 800 Golden, Colorado 80401 Toll Free: (800) 962 4284 Facsimile: (303) 262 0606 Email: john.harman@computershare.com	Information Agent: Georgeson Shareholder Communications, Inc. 17 State Street New York, New York 10004 Toll Free: (800) 279-4514 Banks and Brokers: (212) 440-9800 Email: ensource@gscorp.com
Dealer Manager:

Georgeson Shareholder Securities Corporation
17 State Street, 10th Floor
New York, New York 10004
Telephone: (212) 440-9800
Email: ensource@gscorp.com
Very truly yours,
ENSOURCE ENERGY INCOME FUND LP

2